上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/05

8th April 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


05007253

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 7th April 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post

Publication Date : 8th April 2005


SIIC

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0363)

Continuing Connected Transactions

The Board announces that on 7th April 2005, Guangdong Techpool has entered into a long-term raw pharmaceuticals purchase agreement with Changzhou Techpool for a term of three years, pursuant to which, Guangdong Techpool will in priority purchase raw pharmaceuticals manufactured by Changzhou Techpool provided that the goods supplied can meet the standard and requirements imposed by Guangdong Techpool.

SI United, a subsidiary of the Company, owns a 51% interest in Guangdong Techpool. Guangzhou Bopu is a substantial shareholder of Guangdong Techpool and is accordingly a connected person of the Company. As Changzhou Techpool is a subsidiary of Guangzhou Bopu, hence, pursuant to the Listing Rules, Changzhou Techpool is deemed as a connected person of the Company.

Pursuant to the Listing Rules, the Purchase Transactions constitute continuing connected transactions of the Company. The maximum total purchases on an annual basis is not expected to exceed RMB65,000,000 (equivalent to approximately HK$61,320,755). Based on this expected purchase volume, each of the percentage ratios as to the transaction amount calculated on an annual basis is less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules. Therefore, the Purchase Transactions are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions are subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

Pursuant to the Agreement, the Purchase Transactions will be conducted on normal commercial terms. The Board (including the Independent Non-executive Directors) considers that the terms of the Agreement are fair and reasonable and the entering into of the Agreement is in the interests of the shareholders of the Company as a whole.

LONG-TERM RAW PHARMACEUTICALS SUPPLY AGREEMENT

The Board of Directors (the "Board") of Shanghai Industrial Holdings Limited (the "Company") announces that on 7th April 2005, Guangdong Techpool Biochem. Pharma. Co. Ltd.* (廣東天普生化醫藥股份有限公司) ("Guangdong Techpool"), an indirect subsidiary of the Company, has entered into a long-term raw pharmaceuticals purchase agreement with Changzhou Techpool Pharmaceutical Co., Ltd.* (常州天普製藥有限公司) ("Changzhou Techpool") for a term of three years (the "Agreement"). Pursuant to the Agreement, Guangdong Techpool will in priority purchase raw pharmaceuticals manufactured by Changzhou Techpool provided that the goods supplied can meet the standard and requirements imposed by Guangdong Techpool (the "Purchase Transactions"). Guangdong Techpool is a high-technology company engaged in research, development, manufacture and sale of bio-pharmaceutical products.

CONSIDERATION

The purchase prices will be determined by the parties on arm's length basis or where applicable shall be no higher than the prevailing average market prices. The Purchase Transactions will be in the ordinary and usual course of business of Guangdong Techpool and on terms no less favourable than that offered by Changzhou Techpool to its independent customers. The maximum total purchases on an annual basis are not expected to exceed RMB65,000,000 (equivalent to approximately HK$61,320,755) which was estimated by reference to the projected turnover of Guangdong Techpool and the historical transaction amount. The amount of raw pharmaceuticals purchased by Guangdong Techpool from Changzhou Techpool for the year 2004 amounted to RMB50,120,000 (equivalent to approximately HK$47,280,000). Payment shall be made within three months upon the products having been examined and accepted by Guangdong Techpool.

CONTINUING CONNECTED TRANSACTIONS

Shanghai Industrial United Holdings Co., Ltd. ("SI United"), a subsidiary of the Company, owns a 51% interest in Guangdong Techpool. Guangzhou Bopu Bio-Technology Co., Ltd.* (廣州市博普生物技術有限公司) ("Guangzhou Bopu") is a substantial shareholder of Guangdong Techpool and is accordingly a connected person of the Company. As Changzhou Techpool is a subsidiary of Guangzhou Bopu, hence, pursuant to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Changzhou Techpool is deemed as a connected person of the Company.

Pursuant to the Listing Rules, the Purchase Transactions constitute continuing connected transactions of the Company. Since each of the percentage ratios as to the transaction amount calculated on an annual basis is expected to be less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules, the Purchase Transactions are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions will be subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Board (including the Independent Non-executive Directors) considers that as Changzhou Techpool is among the few suppliers in Mainland China that can satisfy Guangdong Techpool's stringent requirements for raw pharmaceuticals such as on quality, delivery and cost, the entering into a long-term raw pharmaceuticals purchase agreement with Changzhou Techpool will help Guangdong Techpool maintain the stability of its product quality and this single source of supply would help to maintain the confidentiality of the manufacturing formula.

Pursuant to the Agreement, the Purchase Transactions will be conducted on normal commercial terms. The Board (including the Independent Non-executive Directors) considers that the terms of the Agreement are fair and reasonable and the entering into of the Agreement is in the interests of the shareholders of the Company as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of infrastructure facilities, medicine, consumer products and information technology. Changzhou Techpool is principally engaged in research, development, manufacture and sale of raw bio-pharmaceuticals and finished pharmaceuticals.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 7th April 2005

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

* *The English name is an informal English translation of its official Chinese name.*